FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                                      No           X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                                      No           X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Other Relevant Information dated November 12, 2020

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (“Banco Santander” or the “Bank”) hereby announces that the Bank’s executive committee, in its meeting held today, has agreed to execute the capital increase against reserves approved by the Bank’s ordinary general shareholders’ meeting on October 27, 2020 under item three B of its agenda. The increase amounts to 361,263,360 euros and is carried out by issuing and placing into circulation 722,526,720 ordinary shares, of the same class and series as those currently in circulation.

An informative document is enclosed for the purposes of article 1.5.(g) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017.

Boadilla del Monte (Madrid), November 12, 2020

INFORMATIVE DOCUMENT

CAPITAL INCREASE CHARGED TO RESERVES

BANCO SANTANDER, S.A.

November 12, 2020

THIS DOCUMENT IS PREPARED FOR THE PURPOSES OF ARTICLE 1.5.(G) OF REGULATION (EU) 2017/1129 OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF JUNE 14, 2017.

1.	OBJECT

The ordinary general shareholders’ meeting of Banco Santander, S.A. (“Banco Santander”, “Santander” or the “Bank”) held on October 27, 2020 resolved, under item Third B of its agenda, to increase the share capital of Banco Santander, with full charge to reserves, in an amount to be determined in accordance with the terms and conditions set out in the resolution (the “Increase”), delegating the execution of the Increase to the board of directors, with authority to delegate in turn to the executive committee, pursuant to article 297.1.a) of the consolidated Spanish Capital Corporations Law, as passed by means of Royal Legislative Decree 1/2010, of 2 July (“Spanish Capital Corporations Law”).

The executive committee of the Bank, on November 12, 2020, has resolved to execute the Increase in accordance with the terms and conditions set out by the ordinary general shareholders’ meeting, and has fixed the overall market value of the Increase (“Valor de Mercado de las Acciones”) in 1,700 million Euro, pursuant to that resolution of the general shareholders’ meeting.

In accordance with article 1.5.(g) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, the preparation and publication of a prospectus related to the admission to trading of the shares issued as a consequence of the execution of the Increase will not be necessary “provided that a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This informative document provides such information. This document is available at the Bank’s website (www.santander.com) and at the CNMV’s website (www.cnmv.es).

2.	PURPOSE OF THE INCREASE

The purpose of the Increase is to allow the implementation of the remuneration of 0.10 euros per share in the form of newly issued shares that was announced on July 29, 2020.

On March 27, 2020, the European Central Bank (“ECB”) issued a recommendation urging all European credit institutions under its supervision to refrain, at least until October 1, 2020, from distributing dividends with a charge to the results of the 2019 and 2020 financial years or from making irrevocable commitments to distribute them, in order to preserve capital (the “Recommendation I”).

Taking into consideration Recommendation I and in line with the Bank’s mission to help individuals and companies progress, on April 2, 2020, the board of directors decided to cancel the payment of the 2019 supplementary dividend and the 2020 dividend policy, agreeing, among other issues, to remove from the agenda of the next day’s ordinary general meeting the proposal for the application of results and the agreement to increase capital from reserves that was to serve to implement the Santander Dividendo Elección program in addition to the remuneration from those results. Thus, the decision on the application of the results obtained by the Bank in 2019 was postponed. The Bank informed the CNMV of all the above by means of the corresponding communication of privileged information on April 2, 2020 and at the general shareholders’ meeting held on April 3, 2020.

Subsequently, on July 27, 2020, the ECB issued a second recommendation addressed to all European credit institutions under its supervision, extending the effects of Recommendation I and urging them to refrain, until January 1, 2021, from distributing dividends from the results of the 2019 and 2020 financial years or from making irrevocable commitments to distribute them (the “Recommendation II”).

In this context, on 29 July 2020 the board of directors stated its intention to remunerate shareholders through the delivery of newly issued shares, in an amount equivalent to 0.10 euros per share. The purpose of the Increase is to issue the shares needed to meet this remuneration.

It has not been proposed to implement such remuneration through the application of the Programa Santander Dividendo Elección since the provision for the non-dividend distribution contained in Recommendation II must also be understood to refer to the making of any type of cash payment that affects ordinary level 1 capital and reduces equity in quantity or quality. Under the Programa Santander Dividendo de Elección, the assumption by the Bank of a commitment to purchase the bonus share rights would be a violation of said Recommendation II, since it would constitute a cash payment that would reduce equity.

Under the Increase, shareholders of Santander will receive a bonus share right for every Santander share held. These rights will be listed on and may be traded on the Spanish Stock Exchanges during a 15 calendar day period. Following the end of this period, the rights will be automatically converted into new Santander shares. Each shareholder may opt for one of the following alternatives1:

(i)

Receive new Santander shares. In this case, the shareholder will receive free of charge the number of shares corresponding to the number of rights held. The delivery of shares will not be subject to Spanish withholding tax or taxation for shareholders who are taxpayers of Personal Income Tax (“IRPF”), or Non-Resident Income Tax (“IRNR”) who do not operate through a permanent establishment in Spain. Notwithstanding the above, this option could have an impact on the personal taxation of shareholders who are taxpayers of Spanish corporate income tax (“IS”), or IRNR who operate through a permanent establishment in Spain (regarding delivery of bonus share rights or their conversion into new Santander shares).

(ii)

Receive a cash payment through selling rights on market. Given that the rights will be listed, the shareholders may sell them on market at any time during the trading period described in section 3.4 below at the prevailing market price, which may be higher or lower than 0.10 euros. The proceeds for the on market sale are currently subject to a 19% Spanish withholding tax deduction on account of IRPF for Banco Santander shareholders who are subject to this tax, without prejudice to the personal taxation corresponding to those shareholders. If the shareholder is a taxpayer of IS or IRNR (regardless of whether or not they operate through a permanent establishment in Spain), no withholding on account of these taxes would apply, notwithstanding the personal taxation corresponding to these shareholders.

Additionally, shareholders will be able to combine the above mentioned alternatives in view of their specific needs.

Shareholders who do not make an election will receive new fully paid shares. The permanent instructions that have been given in the past to receive all Santander Dividendo Elección programs in cash will not be applicable to the Increase. Therefore, even if the shareholder has given this type of instruction in the past, if he wants to sell his rights he must contact the financial institution where he has his shares deposited in order to declare it.

1 See section 5 below for a summary of the tax regime applicable in Spain to the transaction.

3.	DETAILS OF THE OFFER

3.1.	Number of rights needed and number of shares to be issued

Pursuant to the formulae set forth in section 2 of the general shareholders’ meeting resolution, the executive committee has set the following details of the Increase:

(i)

The number of bonus share rights needed to receive a new share is 23. The shareholders of Banco Santander who have acquired their Santander shares no later than at 23:59 h. on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“BORME”) (envisaged for 13 November 2020) and who appear as shareholders in the registries of Iberclear as at 23.59 h. on 17 November 2020, will be allotted a bonus share right for each share of Santander held. Therefore, the aforementioned shareholders will have the right to receive a new share for each 23 old shares held on the mentioned date.

Such number of rights has been calculated as follows, considering that the number of outstanding shares of the Bank (“NTAcc”) is 16,618,114,582, that the overall market value of the Increase (“Valor de Mercado de las Acciones”) is 1,700,000,000 Euros, as indicated above, and that the price of the Santander share at the closing of the market on November 11, 2020 (“PreCot”), rounded to the nearest one-thousandth of a euro, is 2.349 Euros:

Num. rights = NTAcc / (Valor de Mercado de las Acciones / PreCot) = 16,618,114,582 / (1,700,000,000 / 2.349) = 22.96232 = 23 rights (rounded up to the nearest whole number).

(ii)	The number of shares to be issued in the Increase is 722,526,720. This number results from the following formula:

NAN = NTAcc / Num. rights = 16,618,114,582 / 23 = 722,526,720 new shares (rounded down).

In order to ensure that the number of rights required to receive a new share and the number of shares to be issued were integers, this number has been rounded down to obtain a whole number of shares and a whole conversion ratio of rights per share. For this purpose, Pereda Gestión, S.A., a subsidiary of Banco Santander, has waived 22 bonus share rights, corresponding to 22 Santander shares owned by her.

3.2.	Amount of the Increase and reserve against which it will be charged

In view of the number of shares to be issued set out above, the amount of the Increase is 361,263,360 Euros. This number results from multiplying the number of shares to be issued by the nominal value of Banco Santander’s shares (0.5 euros per share). The Increase will be made at par, without any share premium.

The amount of the Increase will be charged against the share premium reserves, which amounted to 52,446,040,935 Euros as of June 30, 2020.

3.3.	Calendar

The envisaged calendar for the execution of the Increase is the following:

(i)

November 13, 2020. Publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (BORME). Reference date for the allotment of rights (23:59 h. CET) (last trading date). Those who acquired their shares in the Bank by this date (inclusive) and appear as shareholders in the registries of Iberclear at 23:59 CET on 17 November 2020, will be entitled to take part in the Increase.

(ii)	November 16, 2020. Beginning of the trading period of the rights. Santander share quotes “ex-coupon” (ex date).

(iii)	November 30, 2020. End of the trading period of the rights.

(iv)	December 4 – December 10, 2020. Actions for the registration of the Increase and admission to listing of the new shares on the Spanish Stock Exchanges.

(v)	December 11, 2020. Beginning of ordinary trading of new shares on the Spanish Stock Exchanges[2].

3.4.	Allotment of rights and procedure to sell bonus shares or receive new shares

The bonus share rights will be allotted to the shareholders of Banco Santander who have acquired their Santander shares no later than at 23:59 h. on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (BORME) (envisaged for 13 November 2020) and who appear as shareholders in the registries of Iberclear as at 23:59 h. on 17 November 2020. The trading period of the rights will begin on the next business day and will have a term of fifteen calendar days (from November 16 to November 30, 2020).

During the trading period of the rights, the shareholders may opt for selling their bonus share rights on the market or receiving new Santander shares as explained above. A shareholder who does not have a sufficient number of rights to receive any shares, or to receive an additional share to the others that correspond to him, may buy on the market the number of bonus share rights that he lacks or sell the rights that are left over.

To choose among the alternatives offered by the Increase scheme, shareholders will have to contact the entities where their Santander shares and corresponding bonus share rights are deposited. Specifically:

(i)

Shareholders whose shares are deposited at Grupo Santander. Shareholders that opt to sell their bonus share rights in the market will have to contact their usual branch. In the absence of an express communication, shareholders will receive new Santander shares. Grupo Santander shall not charge any fees or costs to those shareholders who opt to receive new shares. In case of sale of the rights on market, Grupo Santander shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)

Shareholders whose shares are deposited with other entities. These shareholders will have to contact the entity where their shares are deposited to make their decision. In the absence of an express communication, shareholders will receive new Santander shares[3]. The

2 Estimated date. Subject to the granting of the relevant authorizations. The admission to trading of the new shares on the foreign Stock Exchanges on which the shares of the Bank are traded shall also be requested.

3 Special arrangements may exist for those shareholders who hold their shares through the UK nominees and in the form of ADRs – please note section 6.

depositary entities may charge to shareholders fees or costs related to the allotment of shares or to the sale of rights pursuant to the applicable regulations.

In any event, shareholders are urged to take into account the tax treatment of each of the options available to them, which are briefly summarized in section 5 below.4 The Increase is carried out free of fees and costs for shareholders in connection with the allotment of the new shares, with Banco Santander assuming the costs for the issue, subscription, placing on market, listing and other related costs.

4.	NATURE OF THE SHARES TO BE ISSUED

4.1.	Face value, issue price and representation of shares

The new shares to be issued in the Increase will be ordinary shares with a face value of fifty Euro cents (0.5) each, of the same class and series as those currently outstanding. The new shares will be issued at an issue price of fifty Euro cents (0.5), that is, without issuance premium, and will be represented in book-entry form, the records of which will be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.

4.2.	Reserves to which the shares will be charged and balance sheet used for the Increase

The Increase is free of charge and, therefore, does not require any payment from the shareholders. As stated above, the Increase will be charged against the share premium reserves, which amounted to 52,446,040,935 Euros as of June 30, 2020.

The balance sheet used for purposes of the Increase is that corresponding to June 30, 2020, duly audited by PricewaterhouseCoopers Auditores, S.L. and approved by the ordinary general shareholders’ meeting on October 27, 2020 under item Third A of its agenda.

4.3.	Shares in deposit

Following the end of the trading period of the bonus share rights, the new shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be kept in deposit and available to those who evidence lawful ownership of the relevant bonus share rights. Three years after the end of the bonus share rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117.3 of the Spanish Capital Corporations Law. The net proceeds of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

4.4.	Rights of the new shares

The new shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up, which is envisaged to happen on December 2, 2020.

4       In any case please bear in mind that this analysis of the tax treatment does not include all tax considerations that the various options may involve in relation to the execution of the Increase.

4.5.	Admission to listing

The Bank will apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Mercado Continuo), and shall take the steps and actions that may be necessary with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently London, Warsaw, Mexico and New York –through ADSs –American Depositary Shares–) in order for the new shares issued under the Increase to be admitted to trading. Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the new shares in the Spanish Stock Exchanges will begin on December 11, 2020.

5.	TAX REGIME

Below there is a brief description of the tax regime currently applicable in Spain to the options available for shareholders. This description does not constitute tax advice and does not include all tax considerations that may be relevant for each shareholder in view of his particular circumstances (in this regard, no consideration has been given to the specialties that apply to shareholders who are not resident or subject to taxation in the provincial territories of the Basque Country or the Community of Navarre, as well as potential future regulatory changes that may affect the applicable tax regime). Therefore, shareholders are advised to consult with their tax advisors the tax regime applicable to them.

Receiving new fully paid-up Santander shares

The delivery of the shares issued in the Increase will be considered for tax purposes as a delivery of fully paid-up free-of-charge shares, and therefore, shall not be considered income for the purposes of IRPF, or IRNR if shareholders do not act through a permanent establishment in Spain, and will not be subject to withholding or payment on account.

The acquisition value, both of the new shares received in the Increase and of the shares from which they arise, will be the result of dividing the total cost by the applicable number of shares, both old and new. The acquisition date of the new shares will be that of the shares from which they arise. Consequently, in the event of a subsequent transfer, the taxable income obtained will be calculated by reference to this new acquisition value.

In the IS and IRNR for non-residents acting through a permanent establishment in Spain, to the extent that a full business cycle is closed, these shareholders will be taxed in accordance with the applicable accounting regulations (taking into account, where applicable, the ICAC Resolution5 that regulates the accounting treatment of, inter alia, share capital increases against reserves) and, where applicable, the special regimes for the above taxes. And all this without prejudice to the rules for determining the taxable base for these taxes which, where appropriate, may be applicabl.

Notwithstanding the applicable accounting treatment, according to the administrative criterion and the IS and IRNR (for non-residents acting through a permanent establishment in Spain) rules, no withholding or payment on account of taxes will be made in connection with the

5      Resolution of March 5, 2019, of the Spanish Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas), which develops the criteria for the presentation of financial instruments and other accounting aspects related to the corporate regulation of corporations (the “ICAC Resolution”).

delivery of bonus share rights or fully paid-up shares in the context of the execution of the Capital Increase.

Transferring all or part of your bonus share rights to the market

If the shareholders sell their bonus share rights on the market, the amount so obtained will be taxed as follows in 2020:

(i)

For purposes of the IRPF and the IRNR without permanent establishment, the amount obtained in the sale on the market of the bonus share rights granted in the Increase will be treated as a capital gain for the seller in tax period in which the transfer takes place. This is without prejudice to the potential application to those shareholders who are subject to the IRNR (that do not operate through a permanent establishment in Spain) of the relevant international treaties, including those for the avoidance of double taxation and for preventing tax evasion in the field of Income Taxation to which Spain is a party and to which those shareholders may be entitled, as well as to the exemptions envisaged in the regulations of the IRNR.

In addition, for those transferors who are subject to IRPF and who are shareholders of Banco Santander, the amount obtained for the transfer of the bonus share rights in the framework of the Increase will be subject to a withholding tax deduction (currently, 19%). This retention shall be made by the corresponding depositary institution and, failing that, by the financial intermediary or the notary public who has intervened in the transfer.

(ii)

Taxation under the IS and the IRNR with permanent establishment in Spain, to the extent that a full business cycle has been completed, will be determined in accordance with the relevant accounting rules and with the regulations applicable to the above taxes (taking into account, if applicable, the ICAC Resolution) and, if applicable, to the special regimes thereof. And all this without prejudice to the rules for determining the taxable base in these taxes that, where appropriate, may be applicable.

Notwithstanding the corresponding accounting treatment, according to the administrative criterion and the IS and IRNR (for non-residents acting through a permanent establishment in Spain) rules, no withholding or payment on account of taxes will be made in connection with the delivery of bonus share rights or fully paid-up shares, or the transfer of the bonus share rights to the market, in this context.

It must be taken into account that the tax analysis above does not envisage all possible tax consequences of the various options available in connection with the Increase scheme. In particular, no reference is made to the tax consequences in their countries of residence for those shareholders who are not tax resident in Spain. Hence, shareholders or holders of bonus share rights are encouraged to consult their tax advisors with regard to the consequences of this remuneration scheme considering their particular situation, as well as to pay attention to potential changes of tax regulations and administrative constructions thereof that may take place.

In any case, it must be taken into account that on 7 October 2020, the Law to implement a Spanish tax on financial transactions (Ley del Impuesto sobre las Transacciones Financieras) (the “Spanish FTT” and the “FTT Law”, respectively) was approved and, on 16 October 2020, the Law was published in the Spanish Official Gazette (Boletín Oficial del Estado). The Spanish FTT will enter into force three months after the publication of the FTT Law in the Spanish Official Gazette (i.e., 16 January 2021).

According to the FTT Law, the Spanish FTT will be charged at a fixed rate of 0.2% on the acquisition of listed shares issued by Spanish companies admitted to trading on a Spanish or other EU-regulated market, or on an equivalent market of a non-EU country, with a market capitalisation exceeding EUR 1 billion on 1 December of the year preceding that of the acquisition. Additionally, the Spanish FTT will also apply, inter alia, to the acquisition of shares represented by depositary receipts (e.g., American Depositary Receipts,ADRs; or CREST Depository Interests, CDIs).

The taxpayers (contribuyentes) are the acquirers of the shares (or ADRs or CDIs) on which the Spanish FTT is levied. However, the taxable persons (sujetos pasivos) are those investment services firms or credit institutions acquiring the shares (or ADRs or CDIs) on their own account. Furthermore, the financial intermediaries participating in the transaction are the substitute taxpayers (sustitutos del contribuyente). In principle, the tax base of the Spanish FTT will be determined by the consideration paid, excluding transaction costs, or, when the amount of the consideration is not known, the market value of the shares (or ADRs or CDIs). The Spanish FTT will accrue on the date on which the shares (or ADRs or CDIs) are registered in the acquirer’s name.

The FTT Law establishes that specific primary market transactions (such as the issuance of shares or the delivery of paid-up shares) will be exempt from the Spanish FTT. However, the Spanish FTT would apply (at a fixed rate of 0.2%) to other financial transactions involving the Bank’s shares (or ADRs and CDIs), regardless of the jurisdiction of the residence of the parties involved in the transaction.

In any event, the shareholders and the holders of bonus share rights are advised to consult with their tax advisors regarding the impact of these tax measures (in particular, the application of Spanish FTT) taking into consideration the particular circumstances of each shareholder or holder of bonus share rights.

Finally, holders of American Depository Receipts (ADRs) and Crest Depository Interests (CDIs) representing shares of the Bank are encouraged to consult their tax advisors on the tax implications in Spain and abroad resulting from the specificities of these securities before making a decision regarding the implementation of the Increase.

6.	FOREIGN JURISDICTIONS WHERE BANCO SANTANDER IS LISTED

The options, terms and procedures indicated in this informative document may not be the same as those applicable to the shareholders owning Santander shares on the foreign stock exchanges where the Bank is listed. These shareholders are urged to consult the public announcements made and other documents published in their jurisdictions.

*    *    *

Banco Santander, S.A.

Jaime Pérez Renovales

Secretary of the board of directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 12, 2020	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer